Exhibit 99.1

INNEOVA to Hold Annual General Meeting on August 25, 2025

SINGAPORE, August 18, 2026 (GLOBE NEWSWIRE) — INNEOVA Holdings Limited (“INNEOVA Holdings”, “INNEOVA” or the “Company”) (NASDAQ: INEO) will hold its 2026 Annual General Meeting of Members (the “AGM”) at 14 Ang Mo Kio Street 63, Singapore 569116 at 10 a.m. (Singapore Time) on September 3, 2026 (which is 10 p.m. (Eastern Time) on September 2, 2026).

Holders of the Company’s ordinary shares listed in the register of members of the Company at the close of business on August 18, 2026 (Singapore Time) are entitled to receive notice of, and vote at, the AGM or at any adjournment or postponement that may take place.

Copies of the Notice of the AGM, which sets forth the resolutions to be proposed and for which adoption from members is sought, the Proxy Statement and the Proxy Card are available on the Investor Relations section of the Company’s website at www.inneova.co/inneova-holdings-investor-relations/ and on the SEC’s website at www.sec.gov.

INNEOVA has filed its annual report on Form 20-F, as well as an amendment to its annual report on Form 20-F/A, for the financial year ended December 31, 2025, with the U.S. Securities and Exchange Commission (“SEC”). Both the Company’s 20-F and 20-F/A contain the Company’s audited financials for the year ended December 31, 2025. The Company’s Form 20-F and 20-F/A can be accessed on the Company’s website at www.inneova.co/inneova-holdings-investor-relations/, as well as on the SEC’s website at www.sec.gov. Also available on the Company’s website is the directors’ report and summary financial report for the financial year ended December 31, 2025.

About INNEOVA Holdings Limited

INNEOVA Holdings Limited (Nasdaq: INEO, “INNEOVA Holdings”) is a leading Singapore-based provider of high-quality Original Equipment Manufacturer (“OEM”), third-party branded and in-house branded replacement parts for motor vehicles and non-vehicle combustion engines and system lifecycle analysis and engineering services for infrastructure and mobility platforms.

INNEOVA Automotive Division: We provide an extensive range of genuine OEM and aftermarket parts for passenger vehicles, trucks, and buses. Our offerings include parts from manufacturers’ brands, trusted third-party labels, and our in-house brands.

INNEOVA Industrial Division: Catering to industries like construction, marine, power generation, mining, and transportation, we offer specialized spare parts focusing on filtration systems, lubricants, batteries, and internal combustion engine components.

INNEOVA Engineering Division: We provide system lifecycle analysis and engineering services for infrastructure and mobility platforms to generate innovative and sustainable solutions for maximum uptime and optimal total cost of ownership for our customers. Driven by uptime, delivered through expertise.

Our unwavering commitment to quality ensures customers experience maximum uptime, enhanced performance, and reduced total cost of ownership throughout the lifecycle of their machines. For more information, visit https://www.inneova.co.

For investor and media inquiries, please contact:

INNEOVA Holdings Limited

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com

Company contacts:

Ivy Lee / Jamie Neo

INNEOVA Holdings Limited

Tel: +65 6383 7540

Email: ir@inneova.co